PE
02/28/02

02017980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED
MAR 01 2002
PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

For the month of February, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	News release relating to Angiotech announcing receipt of US$2.05 million milestone payment from Cook® Incorporated

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 11, 2002

By: ______________________

Name: Donald Longenecker

Title: President and COO

K:\38769\00001\MST\MST_020M3

Exhibit 1

ANGIOTECH
Pharmaceuticals, Inc.

6660 N.W. Marine Drive
Vancouver B.C. CANADA
V6T 1Z4

FOR IMMEDIATE RELEASE
NEWS RELEASE
February 8, 2002

ANGIOTECH RECEIVES MILESTONE PAYMENT FROM COOK INCORPORATED

– Significant Milestone Payment for CE Mark Approval Filing –

Vancouver, British Columbia — Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSE:ANP) today announced receipt of a US$2,050,000 (approximately CAD$3,280,000) milestone payment from Cook Incorporated, an international medical device manufacturer. This milestone payment was triggered by Cook's filing for CE Mark approval to market the paclitaxel-eluting version of its V-Flex™ Plus PTX Coronary Stent in the European Community for treating restenosis associated with stent implantation. It is Cook's second milestone payment in a series of potential payments to Angiotech required under a co-exclusive, worldwide licensing agreement with Boston Scientific Corporation and Cook Incorporated. In accordance with the Company's adoption of Staff Accounting Bulletin 101 ("SAB 101") *Revenue Recognition for Financial Statements,* the receipt of this non-refundable milestone payment is recognized in the period of achievement of the milestone. The Company was notified on January 18, 2002 by Cook Incorporated of the filing for CE Mark approval in the European Community.

In July 1997, Angiotech entered into the co-exclusive, worldwide license with Boston Scientific and Cook for the use of paclitaxel and related compounds applied as coatings for stents and other endoluminal devices in the treatment of vascular and gastrointestinal diseases. The value of this license to Angiotech is up to CAD$32 million (exclusive of royalty payments).

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of the anticancer drug, paclitaxel. Several pharmaceutical therapies are in clinical development: systemic Micellar Paclitaxel (PAXCEED™) for secondary progressive multiple sclerosis (Phase 2), rheumatoid arthritis (Phase 1) and severe psoriasis (Pilot Phase 2). The paclitaxel-coated coronary stent program is currently in international clinical safety and efficacy studies. Other medical device programs include paclitaxel-loaded surgical implants for the treatment of restenosis associated with peripheral vascular surgery.

###

Company Contact
Cindy Yu, Corporate Communications Manager
Phone: (604) 221-7676 Fax: (604) 221-2330 Web: www.angiotech.com Email: info@angio.com